Exhibit 99.1

Emera Inc. Announces Election of Directors

Company Release – May 22, 2026

HALIFAX, Nova Scotia — Emera Inc. (TSX/NYSE: EMA) announced that at its Annual Meeting of Shareholders held on May 21, 2026, on a vote by ballot, each of the 11 nominees proposed as Directors and listed in its Management Information Circular dated as of March 19, 2026 were elected as Directors. The detailed results of the vote for the election of Directors are set out below.

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Scott C. Balfour	158,298,930	99.75%	390,570	0.25%
James V. Bertram	157,902,746	99.50%	786,754	0.50%
Isabelle Courville	158,020,361	99.58%	669,139	0.42%
Henry E. Demone	153,353,014	96.64%	5,336,486	3.36%
Paula Y. Gold-Williams	157,885,860	99.49%	803,640	0.51%
Kent M. Harvey	157,610,003	99.32%	1,079,497	0.68%
B. Lynn Loewen	154,281,389	97.22%	4,408,111	2.78%
Ian E. Robertson	156,827,079	98.83%	1,862,421	1.17%
Karen H. Sheriff	157,442,401	99.21%	1,247,099	0.79%
Jochen E. Tilk	157,268,894	99.10%	1,420,606	0.90%
Carla M. Tully	158,212,024	99.70%	477,476	0.30%

Final voting results of all matters voted upon at the Annual Meeting of Shareholders held on May 21, 2026 will be filed on www.sedarplus.com and on EDGAR at www.sec.gov.

About Emera Inc.

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in the United States, Canada and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations:

Dave Bezanson, SVP, Capital Markets

902-233-2674

dave.bezanson@emera.com

Media:

Emera Corporate Communications

media@emera.com